VIA OVERNIGHT DELIVERY

February 24, 2005

Mr. David S. Lyon
Division of Corporate Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Lakeside Mortgage Fund, LLC
          File No. 0-50893


Dear Mr. Lyon:

The following paragraphs are responses to the comments contained in your letter to Lakeside Mortgage Fund, LLC (the "Company"), dated February 17, 2005. The paragraphs are numbered to correspond to your comments.

1. In the Company's Form 10-KSB for December 31, 2004, the Company will provide a description of the exemptions on which we are relying in order to avoid being classified as an investment company, and the consequences of no longer meeting these exemptions. This text will appear in Part I, in "Item 1. Description of Business," in the subsection titled "VII. Regulation."

2. In Note 1 to the Financial Statements accompanying the Company's Form 10-KSB for December 31, 2004, we will revise to fully disclose the annual redemption limitation for membership interests.

3. With respect to the change in accounting policy regarding the amortization of brokers' commissions, we will not include a presentation of information because the amount was immaterial ($2,300.00). We will remove the reference to such amortization contained in Note 2 to the Financial Statements at "(i)
Contra-Equity Accounts: Offering Costs and Commissions Incurred in Connection with Raising of Capital."

In accordance with your letter to Lakeside, we will file this letter on EDGAR. In connection with responding to your comments, the Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. David S. Lyon
2/24/2005
Page 2


o Staff comments and changes to disclosure in response to staff comment in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


/s/ William F. Webster
------------------------------------------------
    William F. Webster
    President of Lakeside Financial Group, Inc.,
    Manager of Lakeside Mortgage  Fund, LLC